Mail Stop 4561

January 24, 2007

Charles Smith
Senior Vice President and
Chief Financial Officer
Norampac Inc.
1061 Parent Street
Saint-Bruno, Quebec, Canada J3V 6R7

      Re: **Norampac Inc.**
               Form 20-F for the Fiscal Year Ended
               December 31, 2005
               Filed June 29, 2006
               File No. 333-08550

Dear Mr. Smith:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

             Sincerely,

             Craig Wilson
             Senior Assistant Chief Accountant